Issuer Free Writing Prospectus
(relating to Preliminary Prospectus Supplement dated
September 10, 2018 and Prospectus dated September 12, 2018)
Filed pursuant to Rule 433
Registration Number 333-219657-14

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Final Term Sheet

$500,000,000 Floating Rate Notes due 2021 (the “2021 Notes”)
$750,000,000 4.150% Notes due 2024 (the “2024 Notes”)
$1,250,000,000 4.700% Notes due 2028 (the “2028 Notes”)

Issuer:	Westinghouse Air Brake Technologies Corporation

Legal Format:	SEC-Registered

Size:	2021 Notes: $500,000,000 2024 Notes: $750,000,000 2028 Notes: $1,250,000,000

Corporate Ratings:	Moody’s: Baa3 (Negative Outlook) S&P: BBB (Negative Outlook) Fitch: BBB- (Stable Outlook)

Maturity Date:	2021 Notes: September 15, 2021 2024 Notes: March 15, 2024 2028 Notes: September 15, 2028

Coupon (Interest Rate):
2021 Notes: floating rate equal to three-month LIBOR plus 105 bps. The interest rate for the 2021 Notes for the initial interest period will be the three-month LIBOR plus 105 bps, determined on September 12, 2018

2024 Notes: 4.150%
2028 Notes: 4.700%

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment based on certain rating events.

Yield to Maturity:	2021 Notes: N/A 2024 Notes: 4.190% 2028 Notes: 4.714%

Spread to Benchmark Treasury:	2021 Notes: N/A 2024 Notes: T + 133 bps 2028 Notes: T + 175 bps

Benchmark Treasury:	2021 Notes: N/A 2024 Notes: 2.750% due August 31, 2023 2028 Notes: 2.875% due August 15, 2028

Benchmark Treasury Price and Yield:	2021 Notes: N/A 2024 Notes: 99-153/4 / 2.860% 2028 Notes: 99-07+ / 2.964%

Interest Payment Dates:
2021 Notes: March 15, June 15, September 15 and December 15, beginning on December 15, 2018

2024 Notes: March 15 and September 15, beginning on March 15, 2019

2028 Notes: March 15 and September 15, beginning on March 15, 2019

Day Count Convention:	2021 Notes: Actual / 360 2024 Notes: 30 / 360 2028 Notes: 30 / 360

Business Day Convention:	2021 Notes: Modified Following, Adjusted 2024 Notes: Following, Unadjusted 2028 Notes: Following, Unadjusted

Additional 2021 Note Terms:

Interest Reset Dates:	The first day of each interest period other than the initial interest period

Interest Determination Dates:	The second London banking day preceding the applicable interest reset date for an interest period.

Redemption Provision:
2021 Notes: At any time on or after September 16, 2019 (the first business day that is one year following the date of issuance of the 2021 Notes) at a redemption price equal to 100% of the principal amount of the 2021 Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption

2024 Notes: At any time at the greater of par or a make-whole redemption price based on a discount rate of Treasury plus 20 bps, plus accrued and unpaid interest to, but not including, the date of redemption

2028 Notes: At any time at the greater of par or a make-whole redemption price based on a discount rate of Treasury plus 30 bps, plus accrued and unpaid interest to, but not including, the date of redemption

Notwithstanding the foregoing, if (i) the 2024 Notes are redeemed on or after February 15, 2024 (the date that is 1 month prior to their maturity date), the 2024 Notes will be redeemed at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption and (ii) the 2028 Notes are redeemed on or after June 15, 2028 (the date that is 3 months prior to their maturity date), the 2028 Notes will be redeemed at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus in each case, accrued and unpaid interest to, but not including, the date of redemption

Special Mandatory Redemption:
The Company will redeem the notes of each series on the special mandatory redemption date at a special mandatory redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date, if: (a) the closing of the GET Transactions has not occurred by 5:00 p.m., New York City time, on August 20, 2019 or (b) the GET Transaction Agreements are terminated at any time prior to August 20, 2019. The “special mandatory redemption date” will be the date set forth in the special mandatory redemption notice, which date will be no earlier than 3 business days and no later than 30 calendar days after the date the special mandatory redemption notice is given.  See “Description of Notes—Special Mandatory Redemption.”

CUSIP / ISIN:	2021 Notes: 960386 AP5 / US960386AP59 2024 Notes: 960386 AN0 / US960386AN02 2028 Notes: 960386 AM2 / US960386AM29

Price to Public:	2021 Notes: 100.000% 2024 Notes: 99.805% 2028 Notes: 99.889%

Trade Date:	September 12, 2018

Settlement Date:	September 14, 2018 (T+2)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets LLC

Senior Co-Managers:
BB&T Capital Markets, a division of BB&T Securities, LLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Citizens Capital Markets, Inc.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Manager:	The Huntington Investment Company

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Goldman Sachs & Co. LLC toll-free at 866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322 or PNC Capital Markets LLC toll-free at 855-881-0697.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.